2022 ANNUAL REPORT

INFORMED BY

SCIENCE

POWERED BY

TECHNOLOGY

DRIVEN BY

PEOPLE



YOUR COMMUNITY ENERGY COMPANY

TABLE OF CONTENTS

MGE ENERGY, INC.

MGE Energy is an investor-owned public utility holding company headquartered in the state capital of Madison, Wis. MGE Energy is the parent company of Madison Gas and Electric Co. The utility provides natural gas and electric service in south-central and western Wisconsin. Assets total approximately $2.5 billion. In 2022, revenue was approximately $715 million. See the Corporate Profile on the inside back cover.

DRIVEN BY PEOPLE (pictured left to right) MGE's Sunny Thor, Customer Service Representative; Nick Kinsella, Line Technician Journeyman; and Andrea Billinghurst, Customer Experience Manager

ABOUT THE COVER

As we work toward our industry-leading clean energy goals, consistent with science and powered by new and emerging technologies, our employees help drive our success. Your community energy company is transitioning its energy supply, targeting net-zero carbon electricity while maintaining our fundamental commitments to safe, reliable and affordable energy and to community-focused customer service.



SCIENCE TECHNOLOGY PEOPLE

MGE Energy (MGEE)

Year at a Glance
(Thousands, except per share amounts and shares outstanding)

	2022	2021	Increase/ (Decrease)	% Change
Total Market Value *(Dec. 31)*	$ 2,545,901	$ 2,974,437	$ (428,536)	(14.4%)
Market Price Per Share *(Dec. 31)*	$ 70.40	$ 82.25	$ (11.85)	(14.4%)
Book Value Per Share	$ 29.91	$ 28.41	$ 1.50	5.3%
Average Shares Outstanding	36,163,370	36,163,370	—	0.0%
Shares Outstanding at Year-End	36,163,370	36,163,370	—	0.0%
Operating Revenues	$ 714,519	$ 606,584	$ 107,935	17.8%
Net Income	$ 110,952	$ 105,761	$ 5,191	4.9%
Basic and Diluted Earnings Per Share	$ 3.07	$ 2.92	$ 0.15	5.1%
Dividends Declared Per Share	$ 1.59	$ 1.52	$ 0.07	4.6%
Dividend Payout Ratio	51.8%	52.1%	(0.3%)	(0.6%)
Total Assets	$ 2,517,600	$ 2,371,906	$ 145,694	6.1%
Total Retail Electric Sales *(kWh)*	3,190,820	3,199,530	(8,710)	(0.3%)
Total Gas Deliveries *(therms)*	300,039	268,944	31,095	11.6%

For detailed financial information, see the 2022 MGE Energy Form 10-K.



Earnings Per Share

$2.43 $2.51 $2.60 $2.92 $3.07
2018 2019 2020 2021 2022



Asset Growth (in millions)

$1,900 $2,000 $2,100 $2,300 $2,400 $2,500
2017 2018 2019 2020 2021 2022



Chairman, President and CEO Jeff Keebler at Madison College's Truax Campus on the city of Madison's northeast side

The MGE Foundation is a longtime supporter of the institution and the Madison College Foundation, contributing in support of efforts to increase access to higher education for low-income students and access to STEM (Science, Technology, Engineering and Math) courses for local high school students through a partnership between the college and the Madison Metropolitan School District.

" Your community energy company and its employees are working every day to fulfill our vision for a cleaner energy future, consistent with science and powered by cost-effective technologies to serve our customers and communities safely, reliably and affordably."

ENGAGEMENT IS ONE OF OUR CORE VALUES. IT HELPS GUIDE OUR "COMMUNITY AT WORK" AND OUR MISSION TO SERVE AS YOUR COMMUNITY ENERGY COMPANY.

The theme of this year's annual report is "Informed by Science. Powered by Technology. Driven by People." By engaging and collaborating to learn and analyze, build and create, we are advancing our vision for a successful, sustainable future.

We engage our customers to help them use energy wisely and safely and to better understand their needs and preferences.

We engage our valued employees to recruit and maintain diverse and qualified talent and to help our employees develop and succeed. We work together to grow our business in ways that best serve our customers.

We engage our investors to assess and address new and emerging areas of interest and to understand our shareholders' perspectives of the company's strategies and long-term direction.

Engagement is at the heart of how we serve and who we are as an organization, as a critical services provider and as a community partner. Your community energy company is building on its record of industry leadership, working to achieve clean energy goals shared by those we are privileged to serve while fulfilling our fundamental commitment to safe, reliable and affordable energy.

INFORMED BY
SCIENCE

As one of the first utilities in the nation to announce a goal of net-zero carbon electricity by 2050, we continue to work as aggressively as we can toward net-zero carbon. In early 2022, we announced a goal to reduce carbon at least 80% by 2030, building on previous commitments to reduce carbon consistent with climate science. By 2030, every MGE

electric customer will have 80% fewer carbon emissions from their electricity use simply by being an MGE customer. Our renewable energy investments serve to ensure that all our customers will experience the economic and environmental benefits of this ongoing clean energy transition.

POWERED BY
TECHNOLOGY

Since 2015, when we introduced our Energy 2030 framework for a more sustainable future, we have announced renewable energy projects that are expected to increase our owned renewable capacity by more than nine times when completed. We also continue to explore the use of smart devices to help our customers become more energy efficient and to help our teams optimize our grid resources for maximum efficiency and reliability.

MGE Top Credit Quality

S&P	Corporate Credit: AA- Outlook: Stable
Moody's	Secured: Aa2 Unsecured: A1 Outlook: Stable

DRIVEN BY
PEOPLE

At MGE, we have our "community at work," our dedicated workforce. This year's report captures some of their efforts and highlights some of the MGE employees driving our clean energy projects, innovative programs and meaningful partnerships that help make MGE your community energy company.

Consistent financial performance
Your Board of Directors understands the importance of dividend growth to our shareholders. MGE Energy has increased the dividend for 47 consecutive years and paid dividends for more than a century. No other Wisconsin utility or utility holding company can match our history of dividend increases.

In 2022, the board increased the annualized dividend rate by 5.2% to $1.63 per share. In the last five years, shareholders have seen a compound annual growth rate in dividends of nearly 5%. The financial publisher Mergent consistently recognizes MGE Energy as a "Dividend Achiever" for our record of consecutive dividend increases.

MGE Energy's GAAP (Generally Accepted Accounting Principles) earnings for 2022 were $111.0 million, or $3.07 cents per share, compared to $105.8 million, or $2.92 cents per share, for 2021. The first phase of the Badger Hollow Solar Farm was completed in November 2021, which contributed to increased electric earnings in 2022. MGE's new customer information system also contributed to electric and gas asset growth, which drove additional earnings in 2022.

Solid asset growth
In the last five years, MGE Energy has grown its asset base from an estimated $1.9 billion to approximately $2.5 billion, resulting in a compound annual growth rate in assets of 6%. This growth is being fueled by capital investment in renewable generation to serve our customers cost-effectively, sustainably and affordably for decades to come.

The company's disciplined financial management helps to facilitate our aggressive investment in clean energy. MGE maintains the highest credit ratings of any investor-owned combination utility in the nation from Standard & Poor's (S&P) and Moody's.



Dividends Paid Per Share ($)

4.8% CAGR*

2017	2018	2019	2020	2021	2022
$1.26	$1.32	$1.38	$1.45	$1.52	$1.59

*Compound Annual Growth Rate



Capital Expenditures (in millions)

Forecasted

2022	2023	2024	2025	2026	2027
$175	$215	$226	$219	$219	$197

Expansion of cleaner energy

Planned wind, solar and battery storage projects make up more than 40% of the company's expected capital investment through 2027. These cost-effective renewable energy investments will help to replace lost capacity with the expected retirement of the coal-fired Columbia Energy Center by mid-2026. MGE is a minority owner of the Columbia plant.

MGE also is a minority owner of the coal-fired Elm Road Generating Station. With the plant's upcoming transition to natural gas, the company expects coal to be used only as a backup fuel at the Elm Road plant by the end of 2030. By the end of 2035, MGE expects to have zero ownership of coal-fired generation.

In spring 2022, MGE's 8-megawatt (MW) Hermsdorf Solar Fields in southeast Madison came online. The project, built under our Renewable Energy Rider for large customers, provides carbon-free energy to the City of Madison and the Madison Metropolitan School District.

The Hermsdorf facility is one of several new renewable energy projects to help MGE achieve deep decarbonization. MGE is purchasing a 10% ownership interest in the 250-MW Darien Solar Energy Center with 75 MW of battery storage, the 200-MW Paris Solar-Battery Park with 110 MW of battery storage and the 92-MW Red Barn Wind Farm.

MGE also is purchasing a 25-MW share of the West Riverside Energy Center, an existing state-of-the-art natural gas plant in Beloit. A bridge fuel, natural gas provides needed dispatchability and reliability on our system as we continue to grow our use of renewable energy.

Natural gas emissions

Natural gas continues to be a critical resource for meeting our economy's energy needs reliably, efficiently and affordably. About half of U.S. households use natural gas for heating.

Within the last year, we completed an in-depth analysis and inventory of all our greenhouse gas emissions. Our study included emissions associated with our electric generation and distribution, purchase and distribution of natural gas and other sources.

Throughout our natural gas distribution system, MGE already has replaced and upgraded all piping made of material considered to be leak-prone. Additionally, our leak inspection schedule already exceeds federal requirements.

To further address emissions associated with our purchase and distribution of natural gas, MGE is building on our Energy 2030 framework. We are committing to strategies for working with our suppliers, pipeline operators, customers, regulators and other industry stakeholders and to the exploration of new and emerging technologies, such as renewable natural gas, to serve our customers more sustainably.

Our people

Safety is another core value. "We power safety. Work safe. Home safe." That statement is highly visible at MGE as a reminder to all of us of our safety commitment to our customers and to each other.

In September, MGE was awarded the inaugural Leading Indicator Safety Award by the American Gas Association. The award recognizes companies for their proactive prevention efforts to measure and to improve safety by addressing hazards and implementing effective programs.

MGE's employee-led Safety Steering Team meets regularly to examine safety topics and to identify and prioritize continuous improvement opportunities, which are led by our Continuous Improvement (CI) Safety Teams. Our most recent CI Safety Team, "Bring Safety Home," is engaging all MGE employees in ways to help ensure a safe working environment for them and their families at home.

Our employee-led Sustainability Steering Team takes a similar, cross-functional team approach to drive improvement. In 2022, members of the team developed the company's Statement on Human Rights, which the board formally adopted in June.

Whether it's sustainability, safety or reliability, our approach to meeting our responsibilities is one of continuous improvement. Our Enterprise Forward (EF) initiative launched about five years ago to transform MGE into a digitally integrated utility of the future.

The enterprise-wide program is providing enhanced capabilities and flexibility across the organization by modernizing internal processes and systems and positioning MGE to respond more effectively and efficiently to the evolving industry landscape and customer needs and expectations.

In spring 2022, MGE was recognized with an award for Best Customer Information System (CIS) Implementation by CS Week, an annual conference of utility professionals worldwide. In awarding MGE the Expanding Excellence Award, CS Week evaluated the implementation of our Customer to Meter solution, a customer service and billing application incorporating modern meter data management into one system, along with other applications to improve the customer experience. Implementing this many integrated applications was a sizable undertaking in our journey to becoming a digitally integrated utility.

Thank you for your investment, your support and your engagement. Our goals are informed by science, powered by technology and driven by our valued employees, customers and investors, all of whom are our partners in building your community energy company for the future.

Jeffrey M. Keebler
Chairman, President and
Chief Executive Officer



Jeanne Burns-Frank, Environmental and Sustainability Program Manager in Environmental Affairs, and John Armstrong, Senior Engineer in Energy Production, discuss the growth of pollinator plants in areas of MGE's O'Brien Solar Fields in Fitchburg. MGE is expanding pollinator plantings at facilities, where possible, to provide needed habitat for monarch butterflies and other pollinators.



MGE is a recipient of the 2022 Expanding Excellence award for Best Customer Information System Implementation. Some members of the MGE team who were responsible for the massive undertaking accepted the award at an annual conference of utility professionals. Pictured from left to right are Dustin Lowery, Project Director – Project Management Office; Sue Skinner-Schmudlach, Lead Systems Analyst – Enterprise Systems; Josh Forer, Director Customer Services – Customer Center; Brandon Harris, Field Work Management Business Lead – Distribution Asset Management; and Shannon Paulsen, former Program Director – Enterprise Forward.



MGE Senior Human Resources Partner Danae Junakin engages employees participating in one of the company's regular career development exercises. By offering on-site, online and mobile access to training and a vast library of resources, MGE is investing to ensure our workforce is prepared for the future.













DELIVERING MORE

RENEWABLE

ENERGY FOR A CLEANER FUTURE

WE'RE COLLABORATING TO REDUCE EMISSIONS AND EXPAND CARBON-FREE ENERGY.

In rural southwest Wisconsin, amidst expansive farmland west of Montfort, stands MGE's newest wind investment, the Red Barn Wind Farm. MGE is purchasing a 10% share of the 92-megawatt (MW) wind farm to help meet future capacity needs with the planned retirement of the coal-fired Columbia Energy Center by mid-2026.

Consisting of 28 turbines, the Red Barn Wind Farm is expected to offset nearly 200,000 tons of carbon dioxide annually. Red Barn is MGE's second wind farm since early 2019 when our 66-MW Saratoga Wind Farm about 200 miles west of Madison in Howard County, Iowa, began serving the grid. Within the last 15 years, we have grown our wind capacity from 11 MW to more than 160 MW with the purchase of Red Barn.

MGE also continues to grow its use of solar energy. Located minutes from Red Barn is the 300-MW Badger Hollow Solar Farm. MGE customers are served by a third of the 150-MW first phase of the project, which came online in late 2021. MGE will own a total of 100 MW at Badger Hollow when phase two is complete, expected in the second half of 2023.

Like solar, wind energy has zero fuel costs, which will help MGE to manage energy affordability for customers long-term and help to reduce emissions.

Safety. Reliability. Affordability. Sustainability. All of these fundamental objectives factor into our long-term planning to meet our customers' diverse and evolving energy needs.

Our teams in Energy Supply; Safety, Sustainability and Environmental Affairs; and elsewhere throughout the organization are collaborating to ensure MGE is on a path toward net-zero carbon electricity while maintaining our top-ranked reliability.

In early 2022, MGE built on its previously announced carbon reduction targets, establishing a new goal to reduce carbon emissions at least 80% by 2030 from 2005 levels as it works with customers toward net-zero carbon electricity. We have said since introducing our carbon reduction goals in 2015, if we can go further faster through working with our customers and the evolution of new technologies, we will—and we are.

DRIVEN BY PEOPLE As a Line Technician Journeyman, Seth Bradley helps to maintain MGE's top-ranked electric reliability.

Our customers are a key partner in our transition toward deep decarbonization. Through the power of working together, we can lower emissions by reducing our collective energy use and by growing our use of sustainable transportation and renewable energy.

The González family is an early supporter of MGE's expanded community solar program, Shared Solar. Their downtown Middleton restaurant, Compadres, is powered by solar energy generated by MGE a couple of miles away.

Two arrays serve MGE's community solar program—part of our 6-MW Morey Field Solar project at Middleton Municipal Airport and our 1/2-MW rooftop array at the City of Middleton's Operations Center. Flexible and affordable, Shared Solar helps meet the energy needs and preferences of more than 2,000 small businesses and households that opt in to reserve shares of the solar energy generated by these two local projects, sited through a partnership between MGE and the City of Middleton.

MGE ENERGY

MGE will own a 10% share of the Red Barn Wind Farm, built in Grant County, Wis. The project is one of several recent renewable energy investments to help achieve deep decarbonization.

A cross-functional team of experts works together to inventory, analyze and measure our emissions to ensure the company is on pace to meet our carbon reduction goals. Pictured from left to right are Jeff Jaeckels, Director Safety, Sustainability and Environmental Affairs; Brenda Sargent, Environmental and Sustainability Program Manager – Environmental Affairs; and John Jicha, Assistant Vice President – Energy Supply.

The González family is one of more than 2,000 MGE electric customers participating in MGE's community solar program, Shared Solar, to help power their downtown Middleton business, Compadres Mexican Restaurant. Two solar projects in the city of Middleton serve the program. Pictured from left to right are Manuel, Froylan, Araceli and Dalia González.











BUILDING A MORE

DYNAMIC

ELECTRIC GRID

WE'RE BUILDING A MODERN, INTEGRATED GRID TO ENSURE CONTINUED RELIABILITY AND GREATER SUSTAINABILITY.

New, more digitally connected or interactive technologies, such as smart thermostats, electric vehicles (EV) and battery storage, offer opportunities to connect with and to serve our customers in new ways and to optimize our management of the grid, both for the cost-effective use of generation resources and for increased sustainability.

As a busy professional, MGE customer Jessica Bekker appreciates the convenience of charging her EV at home. She says when she heard about Charge Ahead from MGE, she knew it would be a good fit for her and her commitment to sustainability.

Demand for electricity to charge EVs can be unpredictable—customers charge at their convenience, typically at home. Through Charge Ahead, MGE manages customers' EV home charging remotely to correspond to the needs of the electric grid, similar to how the company's smart thermostat program, MGE Connect®, is used to manage summer demand from residential thermostats during periods of peak energy use.

Charge Ahead uses a software platform to communicate with participating customers' vehicles, enabling MGE to shift EV charging to off-peak periods when demand for electricity is typically lower. By shifting charging, MGE is able to minimize the impact of charging on the grid, helping to reduce the need for electrical upgrades long-term, which, in turn, can help manage costs to all customers into the future.

As a longtime EV driver, Bekker says Charge Ahead takes the guesswork out of scheduling her charging while still contributing to a more sustainable future.

MGE employees understand and embrace the responsibility that comes with delivering safe, reliable energy. Our employees' commitment to operational excellence is demonstrated by our record of continued top-ranked electric reliability. MGE is ranked number one in the country for both the fewest number of outages and shortest duration of outages per customer, according to the most recent annual industry survey of more than 75 electric utilities nationwide. MGE has ranked in the top three utilities in the country for the fewest number of outages in each of the last 15 years.

DRIVEN BY PEOPLE Ryan McIntyre, Substation Relay Control Tester Journeyman, helps to ensure the integrity of MGE substations and controls and devices on our electric distribution system.

We continue to invest in technologies to harden and to modernize our distribution grid. Communications technologies associated with our multiyear distribution automation project serve to manage outages almost seamlessly, enabling MGE to restore service to customers remotely—and eventually automatically—as we continue upgrades across our distribution system. Cross-functional teams work together to ensure our system is engineered, designed and built for safety, reliability—and for the future.

A more advanced grid, with greater technological assets, offers increased connectivity within our system and with those we serve. A more integrated, dynamic grid means an even greater emphasis on cybersecurity.

MGE's IT Security team trains and collaborates across the organization and with outside partners and governmental agencies to maintain visibility and detection of continuously evolving threats and protection of our digital systems. The team uses a "defense-in-depth" strategy, similar to the layers of defense surrounding a safe deposit box, which is stored at a bank, inside concrete walls, behind a vaulted door, surrounded by security and video surveillance monitoring. Our teams take a multilayered approach to securing and defending our electric and natural gas systems for reliability and resiliency during a transformational period in energy.

MGE ENERGY

Jessica Bekker participates in MGE's Charge Ahead program, which allows MGE to shift participating customers' electric vehicle (EV) charging to periods when there's less traffic on the grid. Remote management of EV charging can help to control long-term electricity costs to all customers in the future.

Our journey to operational and safety excellence is led by our employees. Ryan Frick, Manager Safety Culture and Performance, and Charlie Breunig, Supervisor Electric Operations, team up for a proactive safety observation in the field as crews install advanced communications equipment on our electric distribution system.

Tiffany Nolden, Director IT Security, and Dom Sopkovich, Director Enterprise Systems, stand in MGE's Distribution Operations Center, the "nerve center" of MGE's electric and gas systems. The two collaborate with others across the organization to ensure MGE's systems are safe from constantly evolving cyber and digital threats.

ENGAGING CUSTOMERS IN OUR SHARED
ENERGY FUTURE

WE ARE PARTNERING WITH CUSTOMERS TO ADVANCE SUSTAINABILITY AT THEIR HOMES AND WORKPLACES.

Ashley Moncrief appreciates the value of a fuel-efficient vehicle. In her role as Employment Services and Transit Director at the YWCA Madison, Moncrief manages a fleet of vehicles responsible for thousands of rides each year throughout our community. The nonprofit provides a safe transportation option to seniors, to individuals with disabilities and to low-income individuals to get to and from their workplaces.

Moncrief and Gabe Mendez, Director of Transportation Operations at the University of Wisconsin-Madison, are among the first to utilize MGE's Fleet Analysis to explore the potential of transitioning their fleets to electric vehicles (EV). Mendez oversees a fleet of several hundred vehicles serving Wisconsin's flagship university.

MGE's free Fleet Analysis considers an organization's specific needs—how and when its vehicles are used—to provide customers with information on estimated energy usage and emissions reductions, total cost of ownership, and recommendations for EVs and charging infrastructure. Both Mendez and Moncrief will use their detailed reports to help inform future



vehicle purchases and to evaluate on-site charging options.

Transportation is the leading contributor of greenhouse gas emissions—facilitating electric transportation is a key strategy to achieve deep decarbonization. By working together with our customers to advance sustainable solutions, we can achieve our goals and drive business growth.

◇◇◇◇◇◇◇◇◇◇◇◇

The City of Madison's Metro Transit (Metro) is working to transition its fleet to electric power. With help from MGE, Metro is charging its first all-electric buses at its facility along Madison's busy East Washington Avenue.

MGE is a longtime partner of the City of Madison on sustainable initiatives, including renewable energy and EVs. MGE worked with Metro to secure a $1.3 million federal grant for the zero-emission buses and contributed the required local matching funds for the charging infrastructure. MGE continues to work with the City of Madison to further the electrification of its fleet. The City has a goal of 100% electric buses for its upcoming Bus Rapid Transit system, recently purchasing 46 all-electric vehicles.

DRIVEN BY PEOPLE Erinn Monroe Nye, Energy Services and Policy Manager, oversees MGE's transportation electrification programs, advancing sustainable solutions to benefit all customers.

"The electric buses are quieter," says Steven Ward, a longtime driver instructor for Metro who conducted testing of the electric buses and trains drivers to operate them.

Metro's more than 200 buses provide 13 million rides throughout the city of Madison every year. Its new all-electric buses result in fewer emissions, helping to create a cleaner future for everyone in our community.

◇◇◇◇◇◇◇◇◇◇◇◇

As your community energy company, MGE teams work to "meet customers where they are" and to support economic development throughout our service territory. Our Business Design Assistance Team (BDAT) was developed with those objectives in mind.

MGE employees from electric engineering, gas engineering, business customer relations and economic development work as a team to address project planning and construction needs with developers. A goal of the team is to bring all the key areas from MGE to the project, creating a more efficient process and customer experience.

One such project benefiting from the creation of the team is located in the heart of downtown Madison. Against the backdrop of Lake Monona, Quad Capital Partners is building a 14-story structure, featuring housing and commercial space and a large plaza on the lakefront.

Through MGE's BDAT, the Quad Capital team has access to this cross-functional group from MGE to answer questions, to provide guidance and to address gas and electric planning needs. The project is expected to be completed in 2025.



University of Wisconsin-Madison Director of Transportation Operations Gabe Mendez and YWCA Employment Services and Transit Director Ashley Moncrief partnered with MGE to get an EV Fleet Analysis to evaluate their organizations' options for transitioning their fleets.





Metro Transit's three new, all-electric buses feature branding from MGE, promoting our programs and resources—and the benefits of "driving electric." Metro charges the buses with infrastructure provided with support from MGE.



Quad Capital Partners Vice President Dan Kennelly (right) is one of the first developers to work with MGE's Business Design Assistance Team, which includes Manager Service and Gas Engineering Steve Beversdorf and Economic Development Manager Brad Alexejun (pictured from left to right).













PARTNERING TO SERVE ALL CUSTOMERS

WE HELP OUR COMMUNITIES THRIVE AND GROW.

Building meaningful relationships is a daily responsibility of MGE's Residential and Community Services (RCS) team. Our energy experts engage our community partners and our customers, whether through digital or social engagement, in-person community events or on-site workshops.

In 2022, the RCS team collaborated with our statewide energy efficiency partner, FOCUS ON ENERGY®, to launch an innovative energy-saving effort with multifamily property managers and residents. The Strategic Energy Management for Multifamily pilot featured a two-pronged approach—tackling operations and maintenance at the building level with property managers and hosting energy efficiency workshops for residents.

"Our summer workshops for tenants focus on cooling, dehumidification, ventilation and basic energy efficiency strategies for renters," says Residential Energy Engineer Laura Paprocki. "Our comprehensive, targeted approach to our engagement efforts helps to ensure we're addressing the specific needs of those customers."

Residents were able to put the energy efficiency strategies to use with free energy-saving packs to take home. Focus on Energy conducted energy scans of the buildings to prioritize energy-saving opportunities for property managers to consider, ranging from HVAC and other mechanicals to lighting and sensors in common areas.

MGE is helping to empower customers to make informed energy decisions to better manage their energy use. Managing our collective energy use will help us to control long-term costs and to achieve our shared sustainability goals.

Our relationships in the community go beyond partnering to provide energy education and resources. We share with our many partners the value of investing in our communities to help improve the quality of life for all.

The new Stone Horse Green plaza in downtown Middleton is designed to help cultivate a sense of community, serving as a gathering space to enjoy family-friendly movie nights, live performances, celebrations and more. For nearby businesses, it's a destination spot to help create a vibrant and healthy downtown.

"The site had historical significance, but more than that, it is the perfect location for providing green space in our downtown. It is a lasting centerpiece that will allow the community to gather in a special setting, attract visitors and enhance the downtown Middleton experience for years to come," says Kevin Mahaney, President of the Middleton Area Development Corporation.

The MGE Foundation contributed to support the redevelopment of the site, a former livery stable and stagecoach operation for which the plaza is named.

On a sunny afternoon in August, MGE employees joined hundreds of volunteers at a ballpark on Madison's north side to help United Way of Dane County kick off its centennial year. More than 2,000 packs of paper products were assembled by volunteers, helping to ensure Dane County families receive necessary items like toilet paper.

MGE has long partnered with United Way of Dane County to help provide services and to help create lasting change for individuals and families in our communities. Our employees contribute their time and resources through our annual campaign and other volunteer efforts to help United Way address issues, such as education, income and health for people of all ages and backgrounds.

In 2022, MGE Chairman, President and CEO Jeff Keebler helped mark the organization's 100th year by serving as its Community Campaign Chair. MGE consistently ranks among the top companies in total donations to United Way of Dane County, helping to advance our mission to serve as your community energy company.

DRIVEN BY PEOPLE Aidan Mora, Lead Customer Service Representative, serves customers as part of our local call center team.

mge ENERGY

SAVINGS

MGE Residential Energy Engineer Laura Paprocki shares energy-saving strategies with residents of an affordable housing complex for students and households with limited-to-moderate incomes.

Middleton Area Development Corporation President Kevin Mahaney, City of Middleton Associate Planner Daphne Xu, retired City of Middleton Planning Director Eileen Kelley and City of Middleton Alder Kathy Olson gather at the new Stone Horse Green plaza, a community resource and destination spot in downtown Middleton.

The Power of Many
Working for All.

MGE Chairman, President and CEO Jeff Keebler and United Way of Dane County President and CEO Renee Moe help volunteers pack paper product packs for distribution to community organizations at the United Way 2022 campaign kickoff.

CORPORATE LEADERSHIP

DIRECTORS OF MGE ENERGY AND MGE



Marcia M. Anderson
Retired Clerk of Court of U.S.
Bankruptcy Court - Western District
of Wis., retired Major General in the
U.S. Army
Age 65
Director since 2018



James G. Berbee
Former Chairman and CEO of
Berbee Information Networks Corp.,
physician and Chair of the Wisconsin
Alumni Research Foundation
Age 59
Director since 2018



Mark D. Bugher
Retired Director of University
Research Park, University of
Wisconsin-Madison
Age 74
Director since 2010



Londa J. Dewey
Chief Executive Officer of QTI
Management Services, Inc., a human
resources and staffing company
Age 62
Director since 2008



Jeffrey M. Keebler
Chairman, President and
Chief Executive Officer of
MGE Energy, Inc., and Madison
Gas and Electric Co.
Age 51
Director since 2017



James L. Possin
Certified Public Accountant, former
partner at Grant Thornton LLP
Age 71
Director since 2009



Thomas R. Stolper
Former Executive Vice President
and Director of ProActive Solutions
USA LLC, management consultant at
Purple Cow Organics and formerly at
Deibel Laboratories
Age 74
Director since 2008



Gary J. Wolter
Former Chairman, President and
Chief Executive Officer of MGE
Energy, Inc., and Madison Gas
and Electric Co.
Age 68
Director since 2000



Noble L. Wray
Retired Chief of Police, City of
Madison Police Department,
Governor's Pardon Advisory
Board member
Age 62
Director since 2021

Note: Ages as of Dec. 31, 2022.
For detailed information on board members, see the MGE Energy Proxy Statement.

OFFICERS OF MGE ENERGY AND MGE



Jeffrey M. Keebler[1]
Chairman, President and
Chief Executive Officer
Age 51
Service since 1995



Lynn K. Hobbie
Executive Vice President -
Marketing and Communications
Age 64
Service since 1985



Cari Anne Renlund[1]
Vice President -
General Counsel and Secretary
Age 49
Service since 2015



Jared J. Bushek[1]
Vice President - Chief Financial
Officer and Treasurer
Age 42
Service since 2010



Tamara J. Johnson[1]
Vice President -
Chief Accounting Officer
and Controller
Age 58
Service since 1993



James J. Lorenz
Vice President -
Energy Operations
Age 56
Service since 1987



Scott R. Smith
Vice President -
Business and Regulatory Strategy
Age 51
Service since 2017



Melissa T. Garner
Assistant Vice President -
Human Resources
Age 41
Service since 2013



John A. Jicha
Assistant Vice President -
Energy Supply
Age 49
Service since 2005



Ted L. Wadzinski
Assistant Vice President -
Gas Operations, Measurement
and Operations Support
Age 58
Service since 2011

1. Officers of MGE Energy and MGE. All others are MGE officers.
Note: Ages as of Dec. 31, 2022.

SHAREHOLDER INFORMATION

2023 Annual Shareholder Meeting
Tuesday, May 16, 2023
Please see the Proxy Statement for annual meeting information.

Stock Listing
- MGE Energy common stock trades on the Nasdaq Stock Market®
- Stock symbol: MGEE
- Listed in newspaper stock tables as MGE

Shareholder Account Information
Please notify us promptly if:
- A stock certificate is lost or stolen.
- A dividend check or statement is not received within 10 days of the scheduled payment date.
- Your name or address changes.

Online Account Access
MGE Energy's transfer agent, Computershare, provides registered shareholders with secure online account access. Shareholders may view share balances, manage their portfolio, access tax forms, update personal information and more.

Visit **computershare.com/mgee** for more information.

To contact Computershare by mail:
MGE Energy Shareholder Services
c/o Computershare Trust Company, N.A.
PO Box 43078
Providence RI 02940-3078

For overnight delivery:
MGE Energy Shareholder Services
c/o Computershare Trust Company, N.A.
150 Royall Street, Suite 101
Canton MA 02021

By email:
web.queries@computershare.com

By phone:
Toll-free: (800) 356-6423
Madison area: (608) 252-4744

MGE Energy Shareholder Services
Madison-based staff are available to assist shareholders at our corporate headquarters by appointment between the hours of 9:00 a.m. and 4:00 p.m. (CT) Monday through Friday. We are located at 623 Railroad St. in Madison, Wis.

Please call (608) 252-4744 for assistance.

2023 Expected Record and Dividend Payment Dates

MGEE Common Stock

Record Dates	Payment Dates
March 1	March 15
June 1	June 15
Sept. 1	Sept. 15
Dec. 1	Dec. 15

Direct Stock Purchase and Dividend Reinvestment Plan
The Direct Stock Purchase and Dividend Reinvestment Plan provides a low-cost alternative to traditional retail brokerage methods of purchasing, holding and selling MGE Energy, Inc., Common Stock.

Visit **computershare.com/mgee** to review the Prospectus and to enroll, or contact Computershare to request an enrollment package. This is not an offer to sell or a solicitation to buy any securities. Any stock offering will be made by Prospectus only.

Materials Available
More financial information is available upon request or on our website, **mgeenergy.com**, including the Direct Stock Purchase and Dividend Reinvestment Plan.

Sign Up For Electronic Delivery
You may choose to receive email alerts when annual meeting invitations, proxy materials, the annual report and newsletters are available on our website. Shareholders can sign up by visiting **mgeenergy.com/paperless**.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Corporate Responsibility
MGE Energy is committed to being a responsible corporate citizen in meeting the needs and interests of our customers, shareholders and community.

Our board provides oversight with respect to the company's long-term strategic plans and business initiatives; environmental and sustainability performance; enterprise-wide risk assessment and management; major capital projects and investments, new technologies and industry changes; and fiscal and budget matters. Visit **mgeenergy.com/corpgov** for more information.

MGE Energy Online
Visit **mgeenergy.com** for more information about MGE Energy.

CORPORATE PROFILE



MGE ENERGY
Madison Gas and Electric Company
MGEE Transco Investment, LLC
MGEE Transco, LLC
MGE Power, LLC
MAGAEL, LLC
Central Wisconsin Development Corporation
MGE Services, LLC
MGE Power West Campus, LLC
MGE Power Elm Road, LLC
North Mendota Energy & Technology Park, LLC

MGE Energy, Inc.
MGE Energy is the parent company of Madison Gas and Electric Co. (MGE) and its divisions, which serve natural gas and electric customers in south-central and western Wisconsin.

MGE Transco Investment, LLC, holds an ownership interest in ATC, LLC, which invests in transmission assets, primarily within Wisconsin.

MGEE Transco, LLC, holds an ownership interest in ATC Holdco, which invests in transmission assets outside ATC, LLC, service territory.

MGE Power, LLC, owns assets in the West Campus Cogeneration Facility at Madison, Wis., and the Elm Road Generating Station at Oak Creek, Wis.

MAGAEL, LLC, holds title to properties acquired for future utility plant expansion.

Central Wisconsin Development Corp. promotes business growth in MGE's service area.

North Mendota Energy & Technology Park, LLC, owns property and serves as the development entity for the property.

MGE Services, LLC, provides construction and other services.

Learn more at mgeenergy.com.

MGE Electric Services
Generation and Distribution
Customers: 161,000
Population: 360,000
Area: 264 square miles

Communities served: Cross Plains, Fitchburg, Madison, Maple Bluff, McFarland, Middleton, Monona and Shorewood Hills

Generating facilities: Blount Generating Station, West Campus Cogeneration Facility, Shared Solar at Middleton, Renewable Energy Rider solar (including Dane County Airport Solar, Hermsdorf Solar Fields, Morey Field Solar and O'Brien Solar Fields), solar units and combustion turbines in the Madison area, natural gas combustion turbine at Marinette, Rosiere Wind Farm in Kewaunee County, Two Creeks Solar in Manitowoc County, Forward Energy Center wind farm in Dodge and Fond du Lac counties, Columbia Energy Center at Portage, Elm Road Generating Station at Oak Creek, Top of Iowa Wind Farm in north-central Iowa, Saratoga Wind Farm in northeast Iowa and Badger Hollow Solar Farm in Iowa County (second phase under construction)

Learn more at mge.com.

MGE Natural Gas Services
Purchase and Distribution
Customers: 173,000
Population: 495,000
Area: 1,684 square miles

Counties served: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon



Wisconsin
MGE Combustion Turbine
Rosiere Wind Farm
Two Creeks Solar
Saratoga Wind Farm
Viroqua
Elroy
Top of Iowa Wind Farm
Minnesota
Iowa
Forward Energy Center
Columbia Plant
Elm Road Plant
Prairie du Chien
Badger Hollow Solar Farm
Madison Area
Blount Generating Station
West Campus Cogeneration
Shared Solar
Renewable Energy Rider solar
Combustion turbines
MGE Gas/Electric Service
MGE Gas Service



P.O. Box 1231
Madison, WI 53701-1231

ANNUAL REPORT/10K

Learn more at **mgeenergy.com.**

MGE is committed to environmental stewardship. This report is printed on recycled paper.